UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Aris Mining Corporation
_______________________________________________________
(Name of Issuer)

Common Shares, no par value per share
_______________________________________________________
(Title of Class of Securities)

04040Y109
_______________________________________________________
(CUSIP Number)

June 28, 2024
_______________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04040Y109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,750,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 169,225,264 Common Shares of Aris Mining Corporation (the “Issuer”) outstanding as of June 28, 2024, based on information received from the Issuer.

CUSIP No. 04040Y109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,750,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 169,225,264 Common Shares of the Issuer outstanding as of June 28, 2024, based on information received from the Issuer.

CUSIP No. 04040Y109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Ninety Fourth Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,750,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (1)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 169,225,264 Common Shares of the Issuer outstanding as of June 28, 2024, based on information received from the Issuer.

Item 1.

(a)	Name of Issuer:
Aris Mining Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
Suite 2400 – 1021 West Hastings Street, Vancouver, British Columbia, Canada V6C 0C3

Item 2.

(a)	Name of Person Filing (Each, a “Reporting Person”, and collectively, the “Reporting Persons”):

	(i)	Mubadala Investment Company PJSC
	(ii)	Mamoura Diversified Global Holding PJSC
	(iii)	Ninety Fourth Investment Company LLC

(b)	Address of Principal Business Office or, if none, Residence:

	(i)	For Mubadala Investment Company PJSC: PO Box 45005, Al Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates
	(ii)	For Mamoura Diversified Global Holding PJSC: PO Box 45005, Al Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates
	(iii)	Ninety Fourth Investment Company LLC: PO Box 45005, Al Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates

(c)	Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d)	Title of Class of Securities:
Common Shares, no par value per share (“Common Shares”)

(e)	CUSIP Number:
04040Y109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Items 5 through 9 of the cover pages of this Statement are incorporated herein by reference.

(b)	Percent of Class: The responses of the Reporting Persons to Item 11 of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Items 5 through 8 of the cover pages of this Statement are incorporated herein by reference.

All of the Common Shares of the Issuer reported herein are directly held by Ninety Fourth Investment Company LLC (“Ninety Fourth Investment”).  Ninety Fourth Investment is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. Due to their relationship with Ninety Fourth Investment, each of Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may be deemed to indirectly beneficially own the Common Shares of the Issuer held directly by Ninety Fourth Investment.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mubadala Investment Company PJSC

July 3, 2024
Date /s/ Andre Namphy
Signature
Authorized Signatory
Name/Title

Mamoura Diversified Global Holding PJSC

July 3, 2024
Date /s/ Andre Namphy
Signature
Authorized Signatory
Name/Title

Ninety Fourth Investment Company LLC

July 3, 2024
Date
/s/ Andre Namphy
Signature
Authorized Signatory
Name/Title

EXHIBIT INDEX

99.1.  Joint Filing Agreement, dated as of July 3, 2024, by and among Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, and Ninety Fourth Investment Company LLC

Exhibit 99.1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Common Shares, no par value per share, of Aris Mining Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Mubadala Investment Company PJSC

July 3, 2024
Date /s/ Andre Namphy
Signature
Authorized Signatory
Name/Title

Mamoura Diversified Global Holding PJSC

July 3, 2024
Date /s/ Andre Namphy
Signature
Authorized Signatory
Name/Title

Ninety Fourth Investment Company LLC

July 3, 2024
Date
/s/ Andre Namphy
Signature
Authorized Signatory
Name/Title